UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adagio Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Philip Chase

7 Lucent Drive

Lebanon, NH 03766

(603) 643-7110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	13D	Page 1 of 3 pages

1	Names of Reporting Persons Adimab, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,687,906
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,687,906
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,687,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00534A102	13D	Page 2 of 3 pages

Explanatory Note.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by Adimab, LLC (the “Reporting Person”) with the Securities and Exchange Commission on March 30, 2022, (the “Original 13D,” and as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 22, 2022, the Nominees (i.e., Dr. Clive A. Meanwell, Mr. Marc Elia and Ms. Tamsin Berry), were elected to the Issuer’s Board at the 2022 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Schedule 13D are hereby supplemented as follows:

As a result of the completion of the 2022 Annual Meeting, the obligations of the Reporting Persons and the Stockholders under the previously disclosed voting agreements, memorialized via email on March 28, 2022 and April 25, 2022, have been satisfied, and the Reporting Persons have therefore ceased to be part of any “group” (within the meaning of Section 13(d)(3) of the Act) with the Stockholders that may have deemed to exist.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 5(a) and Item 5(b) of Amendment No. 2 is incorporated herein by reference.

CUSIP No. 00534A102	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2022

Adimab, LLC

By:	/s/ Philip Chase
Name:	Philip Chase
Title:	General Counsel